EXHIBIT 99.1

Caledonia declares quarterly dividend of 6.875 cents per share

ST. HELIER, Jersey, April 03, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN:CMCL) (AIM:CMCL) (TSX:CAL) today announces that its board of directors has declared a dividend of six and seven eighths United States cents (US$0.06875) on each of the Company's common shares.

The relevant dates relating to the dividend are as follows:

  Ex-dividend date: April 12, 2018
  Record date: April 13, 2018
  Dividend cheque mailing date: April 27, 2018

Shareholders and depositary interest holders in Canada and the UK will be paid in Canadian Dollars and Sterling respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates on the record date.

Steve Curtis, Chief Executive Officer, said:

“Caledonia maintains its 6.875 cents per share quarterly dividend following a year of strong cash generation in 2017 during which Blanket Mine was able to support both the significant capital investment in the Central Shaft project and dividend payments to its shareholders.

“The business continues its strategic investment in the Central Shaft project, having announced towards the end of last year a significant further increase in Blanket Mine’s resource base and consequently a planned deepening of the Central Shaft in order to access these resources. The Central Shaft has approximately two years of significant capital investment in 2018 and 2019 remaining after which it is expected to be in production in 2020 when the business is anticipated to see a period of substantially increased free cash flow as capital investment declines.

“Caledonia is targeting production of between 55,000 and 59,000 ounces of gold in 2018 as it continues to make progress towards its goal of 80,000 ounces per year by 2021 upon completion of the Central Shaft.”

Caledonia’s Dividend Policy

Caledonia’s strategy to maximise shareholder value includes a quarterly dividend policy which the board of directors adopted in 2014.

It is expected that the current dividend of twenty-seven and a half United States cents per annum, paid in equal quarterly instalments, will be maintained.

Effect of the re-domicile from Canada to Jersey, Channel Islands

Following the re-domicile of the Company from Canada to Jersey with effect from March 19, 2016, the dividend is no longer subject to Canadian withholding tax and it is no longer eligible for the purposes of the Income Tax Act (Canada).

About Caledonia Mining

Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”).  Caledonia’s shares are listed on NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at December 31, 2017, Caledonia had cash of approximately US$12.8m.  Blanket Mine plans to increase production from 56,136 ounces of gold in 2017 to approximately 80,000 ounces by 2021; Blanket Mine’s target production for 2018 is 55,000 to 59,000 ounces. Caledonia expects to publish its results for the quarter to March 31, 2018 on or about May 14, 2018.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development,.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices and delays in the development of projects.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs and risks relating to the uncertainty of timing of events including targeted production rate increase.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.